UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934


                        ASTROPOWER, INC.
                         (Name of Issuer


             COMMON STOCK, par value $0.01 per share
                 (Title of Class of Securities)


                           04644A 10 1
                         (CUSIP Number)


                       February 13, 1998*(See Footnote 1)
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is being filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Check the following box if a fee is being paid with this statement:
[ ]

                      CUSIP No. 04644A 10 1

1.   Name of Reporting Person:  The Dow Chemical Company
     I.R.S. Identification No. of the Above Person:  38-1285128

2.   Check the Appropriate Box if a Member of a Group: (a) [  ]
                                                       (b) [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization:  Delaware

Number of Shares
Beneficially     5.   Sole Voting Power:  560,833
Owned by
Each Reporting   6.   Shared Voting Power:  0
Person With
                 7.   Sole Dispositive Power:  560,833

                 8.   Shared Dispositive Power:  0

                 9.   Aggregate Amount Beneficially Owned by Each
                      Reporting Person:  560,833

10.  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares:  [  ]

11.  Percent of Class Represented by Amount in Row (9):  5.01%

12.  Type of Reporting Person:  CO




Item 1.

     (a)  Name of Issuer:  AstroPower, Inc.
     (b)  Address of Issuer's Principal Executive Offices:
          Solar Park Newark, Delaware 19716-2000


Item 2.

     (a)  Name of Person Filing:  The Dow Chemical Company
     (b)  Address of Principal Business Office:
          2030 Dow Center, Midland, MI 48674
     (c)  Citizenship:  Delaware
     (d)  Title of class of Securities:
          Common Stock, par value $0.01 per share
     (e)  CUSIP No.:  04644A 10 1


Item 3.    Status of Person Filing.

     Not applicable

Item 4.  Ownership.

     (a)  Amount beneficially owned:  560,833

     (b)  Percent of class:  5.01%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote:  560,833

          (ii)  Shared power to vote or to direct the vote:  -0-

          (iii) Sole power to dispose or to direct the
                disposition of:  560,833

          (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

     Not applicable

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported or by the Parent Holding Company or Control Person.

     Not applicable

Item 8.  Identification and Classification of Members of the
         Group.

     Not applicable

Item 9.  Notice of Dissolution of Group.

     Not applicable

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 25, 2000           THE DOW CHEMICAL COMPANY



                              By: \s\J. PEDRO REINHARD
                              Name:  J. Pedro Reinhard
                              Title: Executive Vice President and
                                     Chief Financial Officer




_______________________________
*1. The ownership interest in the Issuer was originally reported on a Schedule 13D and was based on a February 13, 1998 event (the "Schedule 13D"). This initial filing on Schedule 13G does not report any change in the number of shares of the Issuer owned by The Dow Chemical Company, but is nevertheless deemed to amend the
Schedule 13D.